January 18, 2012

Mark Webb

Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Webb:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated January 9, 2012, regarding our Form 10-K for the fiscal year ended December 31, 2010 and our Form 10-Q for the quarterly period ended September 30, 2011.

This letter serves to acknowledge that you have agreed to our request for an extension to the ten business days due date so that we may provide you with all of the information you requested in the above mentioned letter. We will provide you with our response no later than Tuesday, January 31, 2012.

Please contact me at (716) 270-8611 if you have any questions.

Sincerely,

/s/ Gregory W. Norwood

Gregory W. Norwood

Chief Financial Officer

First Niagara Financial Group, Inc.